SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BY-LAWS

OF GOL LINHAS AÉREAS INTELIGENTES S.A.

CHAPTER I

NAME, HEADQUARTERS, JURISDICTION,

DURATION AND PURPOSE

ARTICLE 1 - Gol Linhas Aéreas Inteligentes S.A. is a joint stock company (sociedade por ações) governed by the laws and use of commerce, by these By-Laws and applicable legislation.

ARTICLE 2 - The objective of the Company is to exercise corporate control of VRG Linhas Aéreas S.A. or of its successor at any title, and by means of controlled or affiliate companies, to exploit (a) regular air transportation services of passengers, cargo and mail bags, nationally or internationally, according to the concessions granted by the competent authorities; (b) complementary activities of chartering air transportation of passengers, cargo and mail bags; (c) the rendering of maintenance services, repair of aircrafts, own or third parties', motors, items and parts; (d) the rendering of services of aircraft hangar; (e) the rendering of services of attendance of patio and road, supplying of flight attendance and aircrafts cleaning; (f) the development of other activities related, connected or auxiliary to air transportation and to the other activities above described; and (g) participation in other companies, commercial or not, as a partner, quotaholder or shareholder.

Sole Paragraph - The transfer of the corporate control of VRG Linhas Aéreas S.A. shall be considered a change in corporate objective for purposes of exercise of the withdrawal right by the shareholders of the Company.

ARTICLE 3 - The Company's head office is located in the City of São Paulo, State of São Paulo, at Rua Tamoios, No. 246, ground floor, Jardim Aeroporto, CEP 04630-000, and it may open and close branches, agencies, deposits or representation offices in any part of the Brazilian territory or abroad, through resolutions of the Board of Directors.

ARTICLE 4 - The Company's term is indefinite.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 5 – The Capital Stock, fully subscribed and paid-up, is two billion, three hundred and sixteen million, two hundred and eighty thousand, four hundred and twenty reais and twenty-three cents (R$2,316,280,420.23), represented by two hundred and seventy million, three hundred and seventy-one thousand, three hundred and eighty-six (270,371,386) shares, of which one hundred and thirty-seven million, thirty two  thousand and seven hundred and thirty-four  (137.032.734) are common shares and one hundred thirty-three million, three hundred and thirty-eight thousand and six hundred and fifty-two (133.338.652) are preferred shares, all of them registered, with no face value.

1st – The Company’s shares shall be registered, with the adoption of book-entry shares being permitted, in which case they will be held in deposit accounts opened in the name of their respective holders, with a financial institution duly authorized by the Brazilian Securities and Exchange Commission – CVM, it being permitted that the fee mentioned in paragraph 3, article 35, of Law 6404/76, as amended, be charged to the shareholders.

2nd Paragraph - Each common share shall be entitled to one vote in the Shareholders' Meetings.

3rd Paragraph - Preferred shares shall not be entitled to voting rights, except in the case of the subjects specified in the 4th Paragraph below, the preferences consisting on the following:

(a)  priority in the reimbursement of capital, without premium; and

(b)  the right to be included in the public offering arising from the sale of corporate control, for the same price paid per share of the block of control, being guaranteed the right to dividends at least equal to that of the common shares.

4th Paragraph - Preferred shares shall be entitled the right to vote in any deliberations of the General Shareholders' Meeting about (a) transformation, incorporation, spin-off and merger of the Company; (b) approval of agreement between the Company and the Controlling Shareholder (as defined in Bovespa's Regulation of Differentiated Corporate Governance Practices Level 2), directly or through third parties, as well as any other companies in which the Controlling Shareholder has interest, always when by operation of law or the By-Laws are deliberated in a general meeting; (c) evaluation of goods destined to the paying up of increase of the Company's corporate capital; (d) choice of specialized institution or company for the determination of the Economic Value (as defined in Bovespa's Regulation of Differentiated Corporate Governance Practices Level 2) of the Company according to item 10.1.1. of Bovespa's Regulation of Differentiated Corporate Governance Practices Level 2 (the "Regulation"); (e) change of the Company's corporate purpose; (f) amendment or revocation of statutory provisions that amend or modify any of the requirements provided for in item 4.1. of the Regulation, being agreed that such voting right shall prevail while the Differentiated Governance Practices Agreement (as defined in the Regulation); and (g) any change in the voting rights determined in this paragraph.

5th Paragraph - If there is a shareholder withdrawal, the amount to be paid by the Company as reimbursement for the shares held by the shareholder that has exerted this withdrawal right, when authorized by law, shall correspond to the economic value of such shares, to be calculated according to the procedure of evaluation accepted by Law No. 6.404/76, as amended, whenever such value is lower than the equity value calculated according to Section 45 of Law No. 6.404/76.

6th Paragraph - The shareholders may, at any time, convert common shares into preferred shares, in the proportion of 1 (one) common share to 1 (one) preferred share, provided that such shares are paid-up and with due regard to the legal limit. The conversion requests shall be sent to the Board of Officers in writing. The conversion requests received and accepted by the Board of Officers shall be ratified in the first meeting of the Board of Directors to be held.

ARTICLE 6 - Observing the legal limitations applicable, the Company is authorized to increase its corporate capital up to R$4,000,000,000.00 (four billion Reais).

1st Paragraph - Within the limit authorized by this Section, the Company may, through decision of the Board of Directors, increase the corporate capital, regardless of amendment to the By-Laws, upon the issuance of shares, without respecting the proportionality between the different types of shares. The Board of Directors shall determine the conditions for the issuance, including the price and pay-up term.

2nd Paragraph - At the Board of Directors' discretion, the right of first refusal may be excluded or have its term for exercise reduced concerning the issuance of shares in which placement is held in the stock market or by public subscription, or even by exchange per shares, in a public offering for acquisition of corporate control, according to the provisions of law.

3rd Paragraph - The Company may, within the limit of the authorized capital established herein and according to a plan approved by the shareholders' meeting, grant stock options to its officers or employees or to individuals that render services to the Company or to a company under its control.

ARTICLE 7 - The issuance of participation certificates by the Company is forbidden.

CHAPTER III

SHAREHOLDERS' MEETINGS

ARTICLE 8 - The Shareholders' Meetings have authority to decide on all matters related to the purpose of the Company and take any resolutions deemed convenient to its protection and development. Shareholder Meetings shall be called, installed and held for the purposes of and as provided for by law, and resolutions shall be taken according to the quorum established by law.

1st Paragraph - The Shareholders' Meeting shall be called by means of a call notice published at least 15 (fifteen) days prior to the first call and 8 (eight) days prior to the second call.

2nd Paragraph - All documents to be analyzed or discussed in the Shareholders' Meeting shall be made available to the shareholders in the São Paulo Stock Market (Bolsa de Valores de São Paulo - BOVESPA), as well as in the Company's headquarters, as from the date of publication of the first call notice mentioned in the previous paragraph.

ARTICLE 9 - The Shareholders' Meeting shall be installed and presided by the Chairman of the Board of Directors and, upon his absence or impediment, by another member of the Board of Directors or, in the absence of either of these, by any of the Company's officers present.

Sole Paragraph - The President of the Shareholders' Meeting shall choose one or more secretaries.

ARTICLE 10 - The shareholders shall meet annually during the 4 (four) months immediately following the end of the fiscal year and they shall decide on the matters for which they are responsible as provided for by law.

ARTICLE 11 - The shareholders shall meet on an extraordinary basis whenever the Company's interests require a decision by the shareholders and in the cases provided for in these By-Laws.

CHAPTER IV

MANAGEMENT

ARTICLE 12 - The Company shall be managed by a Board of Directors and a Board of Officers.

1st Paragraph - The Shareholders' Meeting shall establish the global amount of compensation for the administrators, and the Board of Directors shall be responsible to decide, in a meeting, the individual compensation of each of the members of the Board of Directors and of the Board of Officers.

2nd Paragraph - The alternates for the members of the Board of Directors shall be compensated with a fixed amount for each meeting to which they attend, except when they take office, in case of vacancy.

BOARD OF DIRECTORS

ARTICLE 13 - The Board of Directors shall be comprised of at least 5 (five) and at most 11 (eleven) members, all shareholders, resident or not in the Country, appointed by the General Shareholders' Meeting and being its dismissal by the General Shareholders' Meeting possible at any time, for a unified term of office of 1 (one) year, being reelection permissible. The General Shareholders' Meeting shall also designate the President of the Board.

1st Paragraph - At least 20% (twenty per cent) of the Directors shall be Independent Directors (as defined in the Regulation).

2nd Paragraph - The General Shareholders' Meeting may appoint one or more deputies for the members of the Board of Directors.

3rd Paragraph - On the election of the members of the Board of Directors, the General Meeting shall first determine, upon vote of the majority of its members, the number of members of the Board of Directors to be appointed.

4th Paragraph - The members of the Board of Directors shall be vested in office upon signature of the respective term, drawn up in the proper book, being the vesting in office conditioned to the signature of the Statement of Consent from Senior Managers (as defined in the Regulation). The Directors shall, immediately after vested in office, inform BOVESPA the amount and the characteristics of the securities issued by the Company that they hold, directly or indirectly, including its derivatives.

5th Paragraph - The members of the Board of Directors not reelected shall remain in office until their substitutes are vested in office.

6th Paragraph - The places of the members of the Board of Directors, if there is no deputy, may be filled by the Board of Directors its own, until the first General Shareholders Meeting that deliberates on the filling of the place, whose substitute shall complete the office of the substituted Director.

ARTICLE 14 - The Board of Directors shall meet whenever called by its Chairman or by 3 (three) of its members. The Directors may participate in the Board of Directors' meetings through conference call or video conference.

1st Paragraph - The meeting shall be called at least 7 (seven) days in advance, by registered mail or other written means, with a brief description of the agenda, and the attending members shall be deemed regularly called.

2nd Paragraph - Minutes of the meeting shall be recorded.

3rd Paragraph - The meetings shall be installed in the presence of at least the relative majority of the members of the Board of Directors, in the 2 (two) first calls, and with the presence of at any number of members in the third call. The decisions shall be taken by a majority of votes among the attending members. The Chairman is not entitled to casting a vote.

4th Paragraph - Regardless of the formalities related to its call, a meeting shall be deemed regularly called if all members attend.

5th Paragraph - The members of the Board of Officers and of the Fiscal Board (Conselho Fiscal) may attend the Board of Directors' meetings and shall have the right to speak but not the right to vote.

ARTICLE 15 - The Board of Directors shall decide on the matters described in Section 142 of Law No. 6.404/76 (and, if applicable, to speak favorably with respect to the matters of exclusive responsibility of the Shareholders' Meeting), with the vote of the majority of the members present at the meeting, except for the provisions of Article16 below.

ARTICLE 16 - The Board of Directors, according to the provisions of Article 29, is responsible for the following decisions:

a)            Determine of the general orientation of the business of the Company;

b)            Elect and dismiss the Company's Officers;

c)            Arrogate to itself and decide about any subject which is not of exclusive responsibility of the Shareholders' Meeting or of the Board of Officers;

d)            Decide about the call of a Shareholders' Meeting, whenever it deems necessary, or in the case of Section 132 of Law No. 6.404/76;

e)            Audit the administration of the Officers, by examining, at any time, books and papers of the Company, and requesting information on agreements executed or under execution and any other acts;

f)             Elect and dismiss the independent auditors;

g)            Call the independent auditors to render the explanations deemed necessary;

h)            Analyze the Management Report and the Board of Officers' accounts and decide about their submission to a Shareholders' Meeting;

i)             Approve the annual and pluriannual budgets, the strategic plans, the expansion projects, and monitor their execution;

j)             Approve the incorporation of a subsidiary and the participation of the Company in the corporate capital of other companies in the country and abroad;

k)            Determine the powers of the Board of Officers for the sale or encumbrance of goods of the permanent asset, and define cases in which the previous authorization of the Board of Directors is a necessary condition;

l)             Authorize the Company to render guarantees on behalf of third parties;

m)          Assessing and Overseeing the implementation of the related party transactions policy for the Company;

n)            Authorize the opening, transfer or closing of offices, branches, facilities or other establishments of the Company;

o)            Decide about the acquisition by the Company of shares of its own issuance, to be held in treasury and/or later canceled or disposed;

p)            Grant stock options to its administrators and employees, without right of preference to the shareholders;

q)            Decide about the issuance of simple debentures, non-convertible in shares and without collateral;

r)             Authorize the issuance of any credit instruments for the raising of funds, either "bonds", "notes", "commercial papers", or others usual in the market, deciding about its conditions of issuance and retrieval;

s)            Under the provisions of these By-Laws and the applicable law, rule the order of its works and adopt or issue rules for its functioning; and

t)       Authorize any capital increase of the Company by the issuance of preferred shares up to the limit of the authorized capital, according to Article 6 of these By-Laws.

1st Paragraph - The Company and the managers shall, at least once a year, call a public meeting with analysts and any other interested parties, to divulge information regarding its respective economic-financial situation, projects and perspectives.

2nd Paragraph - The Board of Directors is responsible for the institution of Committees and the definition of their regulations and responsibilities. The following Committees shall be permanent: Audit Committee, Compensation Committee and Corporate Governance and Nomination Committee.

BOARD OF OFFICERS

ARTICLE 17 - The Board of Officers shall be comprised of at least 2 (two) and up to 7 (seven) Officers, being one Chief Executive Officer, one Chief Financial Officer, one Investor Relations Officer and 4 (four) Officers, all resident in the Country, appointed by the Board of Directors and being its dismissal possible at any time, with a term of office of 01 (one) year, reelection permissible.

1st Paragraph - The responsibilities of the officers shall be defined by the Board of Directors, which shall also establish the fixed compensation of each member of the Board of Officers, and shall distribute, whenever applicable, the participation in the profits established by the Shareholders' Meeting.

2nd Paragraph - The officers shall ensure the compliance of the law and the By-Laws.

3rd Paragraph - The Chief Executive Officer shall be responsible, in particular, to coordinate the regular activities of the Company, including the implementation of directives of and the decisions taken by the Shareholders' Meetings, the Board of Directors' Meetings and the Board of Officers' Meetings, to run, manage and supervise the corporate businesses, and issue and approve instructions and internal regulations found necessary or useful.

4th Paragraph - In case of vacancy or impediment of any officer, the Board of Directors shall designate a new officer or a substitute and shall set forth, in either case, the respective term-of-office and compensation.

5th Paragraph - The Board of Officers shall meet whenever necessary, and the meeting shall be called by the Chief Executive Officer, who shall also be the chairman of the meeting.

6th Paragraph - The meeting shall be installed with the presence of the officers representing the majority of the members of the Board of Officers.

7th Paragraph - Minutes of the meetings and the decisions of the Board shall be registered in the proper book.

8th Paragraph - The members of the Board of Officers shall be vested in office upon signature of the respective term, drawn up in the proper book, and the vesting in office shall be conditioned to the signature of the Statement of Consent of Senior Managers (as defined in the Regulation). The Officers shall, immediately after vested in office, inform BOVESPA the amount and the characteristics of the securities issued by the Company that they hold, directly or indirectly, including its derivatives.

ARTICLE 18 - The Board of Officers shall have all the powers and attributions that the law, the By-Laws and the Board of Directors of the Company confer upon it for the performance of the necessary acts to the regular operation of the Company, being entitled to decide on the performance of all actions and transactions related to the purpose of the Company which are not within the responsibilities of the Shareholders' Meeting or the Board of Directors, as well as all actions and transactions which do not require previous authorization from the Board of Directors.

1st Paragraph - With due regard to the provisions above, the Board of Officers shall:

a)            Represent the Company in accordance with its By-Laws, whether in court or out-of-court, with due regard to the attributions set forth in law, and appoint ad negotia or adjudicia attorneys-in- fact;

b)            Prepare and perform the plans and investment and development policies, as well as the respective budgets, with due regard to the deliberative capacity of the Board of Directors; and

c)            Control and analyze the behavior of the controlled, affiliate and subsidiary companies in view of the expected results.

2nd Paragraph - The Board of Officers may designate one of its members to represent the Company in acts or transactions in the country or abroad, or designate an attorney-in-fact to perform a specific act, provided that the minutes that contain the decision of the Board of Officers are registered before the Commercial Registry, if necessary.

ARTICLE 19 - In addition to the provisions listed in the 3rd Paragraph of Section 15 above, the Company's Chief Executive Officer shall have powers to preside over the meetings of the Board of Officers and supervise the compliance of general decisions.

ARTICLE 20 - All acts that create responsibility for the Company, or discharge obligations of third parties with the company, including the representation of the Company in court, actively or passively, shall only be deemed valid if approved according to the By-Laws and if they have:

a)             the joint signature of the Chief Executive Officer and another Officer; or

b)             the joint signature of two Officers; or

c)             the signature of one Officer together with an attorney-in-fact; or

d)             the joint signature of two attorneys-in-fact of the Company.

1st Paragraph - The powers-of-attorney shall always be executed by two members of the Board of Officers, one of which must always be the Chief Executive Officer, and shall be granted for specific purposes and for a determined term, except for those with the powers of the "adjudicia" clause.

2nd Paragraph - The Company shall be represented solely by any of the Officers, without regard to the formalities set forth in this Section in the cases of personal testimony and in their condition of representatives of the Company on judicial hearings.

CHAPTER V

FISCAL BOARD (CONSELHO FISCAL)

ARTICLE 21 - The Company shall have a Fiscal Board (Conselho Fiscal) composed of 3 (three) to 5 (five) members and alternates in equal number. The Fiscal Board (Conselho Fiscal) shall not be permanent. It shall only be elected and installed by the Shareholders' Meeting upon the request of the shareholders, in the cases provided by law.

Sole Paragraph - The members of the Fiscal Board (Conselho Fiscal) shall be vested in office upon signature of the respective term, drawn up in the proper book and in case the Company is signatory of the Differentiated Corporate Governance Practices Agreement, being the vesting in office conditioned to the signature of the Statement of Consent from Fiscal Board (Conselho Fiscal) Members (as defined in the Regulation). The members of the Fiscal Board shall, immediately after vested in office, inform BOVESPA the amount and the characteristics of the securities issued by the Company that they hold, directly or indirectly, including its derivatives.

ARTICLE 22 - The Fiscal Board (Conselho Fiscal) shall meet whenever called by any of its members, at least once every three months. The operation of the Fiscal Board (Conselho Fiscal) shall end on the Annual Shareholders' Meeting subsequent to its installation, and reelection of its members is permitted.

ARTICLE 23 - The compensation of the members of the Fiscal Board (Conselho Fiscal) shall be determined at the Shareholders' Meeting during which they are elected.

CHAPTER VI

CORPORATE YEAR, FINANCIAL STATEMENT AND PROFIT ALLOCATION

ARTICLE 24 - The Company's fiscal year shall have a term of one year and shall end on the last day of December of each year.

ARTICLE 25 - At the end of each fiscal year the financial statements required by law shall be drawn up based on the Company's accountancy:

a)            Balance sheet; (balanço patrimonial)

b)            Statement of changes in net worth position;

c)            Statement of results of the fiscal year; and

d)            Statement of origin and application of resources.

1st Paragraph - Jointly with the financial statements of the fiscal year, the Board of Directors shall present during the Annual Shareholders' Meeting a proposal on the destination to be given to the net profit, observing the provisions of law and the By-Laws.

2nd Paragraph - The Board of Directors may determine the preparation of balance sheets at any time, respecting provisions of law, and approve the distribution of intercalary dividends based on the profits verified.

3rd Paragraph - At any time, the Board of Directors may also deliberate the distribution of intermediary dividends, to the account of accumulated profits or reserve of existing profits.

4th Paragraph - The amount paid or credited as interest on equity capital under the terms of Section 9, Paragraph 7 of Law No. 9.249/95, and the applicable laws and regulations, may be regarded as obligatory dividend and integrate the total value of the dividends distributed by the Company for all legal purposes.

5th Paragraph - Intermediate and intercalary dividends shall always be credited and considered as anticipation of the mandatory dividend.

ARTICLE 26 - From the results of the fiscal year, occasional accumulated losses and income tax provision shall be deducted from the results of the fiscal year prior to any participation.

1st Paragraph - Over the remaining profit calculated as described in this Section's mainline, the statutory participation of the Managers shall be calculated to the maximum extent permitted by law.

2nd Paragraph - The net profit of the fiscal year after the deduction referred to in the previous paragraph, shall be applied as follows:

a)            5% (five per cent) for the legal reserve until it reaches 20% (twenty per cent) of the Company's paid up capital;

b)            25% (twenty-five per cent) of the balance of the net profit of the fiscal year, after the deduction referred to in the previous paragraph and adjusted pursuant to Section 202 of Law No. 6.404/76, shall be used to pay mandatory dividend to all of its shareholders;

c)            every time the amount of the minimum dividend is greater than the amount of the realized part of the fiscal year, the administration may suggest, and a Shareholders' Meeting approve, the destination of the excess to the constitution of profit reserve to be realized, pursuant to Section 197 of Law No. 6.404/76; and

d)            the remaining balance shall have the destination attributed to it by the Board of Directors, provided it has been approved during the Shareholders' Meeting, or it has not been decided otherwise.

CHAPTER VII LIQUIDATION

ARTICLE 27 - The Company shall be liquidated in the cases established by law or by virtue of a decision of the Shareholders' Meeting, and shall be extinguished at the end of the liquidation process.

Sole Paragraph - The Board of Directors shall appoint the liquidator and determine the process and the directives to be observed and shall establish its compensation.

CHAPTER VIII

GENERAL PROVISIONS

ARTICLE 28 - The dividends that are not received or requested shall expire in a 3 (three) year period as of the date in which they are made available to the shareholder, and shall revert in favor of the Company.

ARTICLE 29 - The Company shall observe the shareholders' agreements registered according to Section 118 of Law No. 6.404/76, and the administration shall refrain from making the registry of the transfer of shares contrary to the respective terms, and the President of the Shareholders' Meeting and the President of the Board of Directors Meeting, and refraining from computing the votes against such agreements.

CHAPTER IX

TRANSFER OF THE CORPORATE CONTROL, CANCELLATION OF THE REGISTRATION OF PUBLICLY HELD COMPANY AND THE DISCONTINUANCE OF THE DIFFERENTIATED CORPORATE GOVERNANCE PRACTICES

ARTICLE 30 - The disposal of control of the company, whether by one single transaction or in a series of successive transactions shall be carried out on precedent or resolutive condition, namely, that the buyer undertakes to tender a public offer for the acquisition of further shares held by the other shareholders in the Company, observing the conditions and terms provided for in applicable law and the Regulation, so that they may be accorded the same treatment as the Selling Controlling Shareholder (as defined in the Regulation).

1st Paragraph - The price of the public offer referred in the caput of the present article shall be the same price paid per share of the block of control, for the holders of preferred and common shares with voting rights, without voting rights or with restricted voting rights issued by the Company.

ARTICLE 31 - The public offer referred in the previous article will also be mandatory:

a)  when there has been a paid assignment of subscription rights for shares and other securities or rights related to share convertibles, that may result in Disposal of the Company's Control (as defined in the Regulation); and

b)  whenever there has been disposal of controlling interest in a company that holds the Company's Control (as defined in the Regulation); in such case, the Selling Controlling Shareholder shall be obliged to inform BOVESPA, the value ascribed to the company in under the aforesaid disposal transaction and attach supporting documents of such value.

ARTICLE 32 - Whoever already has shares issued by the Company and acquires their Control, by means of a private share purchase agreement entered into with the Controlling Shareholder, whatever the amount of shares involved, shall be required to:

a)            tender the public offer referred in Article 30 of this By-Laws; and

b)            make proper reparation for the shareholders from which it had bought on stock exchanges over the period of 6 (six) months prior to the date of the Disposal of Company's Control, to whom it shall pay the difference between the price paid to the Selling Controlling Shareholder and the amount paid on stock exchange for shares of the Company, duly updated.

ARTICLE 33 - The Company shall not register any transfer of shares for the Buyer (as defined in the Regulation) or to those who come to hold the Control (as defined in the Regulation) while they execute the Statement of Consent from Controlling Shareholders (as defined in the Regulation).

ARTICLE 34 - The Company shall not register shareholders' agreements that include provisions on the exercise of Control while its signatories do not sign the Statement of Consent from Controlling Shareholders.

ARTICLE 35 - It is hereby established the obligation of the Controlling Shareholder or the Company to tender a public offer for acquisition of shares for cancellation of registration as a publicly-held company. The minimum price to be offered shall correspond to the Economic Value verified in the appraisal report referred in item 10.1 of the Regulation.

ARTICLE 36 - It is hereby established the obligation:

a)  of the Controlling Party to tender a public offer of acquisition of shares pertaining to the other shareholders of the Company, in case of discontinuance of the Level 2 Corporate Governance Differentiated Practices so that the shares of the Company are registered for negotiation outside of Level 2; and

b)  of the Controlling Party to effect a public offer for acquisition of shares pertaining to the other shareholders of the Company, in case of a corporate restructuring after which the resulting company is not classified as detaining patterns of corporate governance of BOVESPA's Level 2.

1st Paragraph - In both cases, the price to be offered shall correspond, at least, to the Economic Value to be calculated as according to the provisions of Section X of the Regulation, observing legal and regulatory applicable rules.

ARTICLE 37 - The appraisal report referred in the precedent articles 35 and 36 above shall be prepared by a specialized company, with proven experience and independent of the company, its senior managers and controlling shareholders, provided that such report shall also comprise with provisions of paragraph 1 of article 8 of Law n.º 6.404/76 without prejudice of the liability set out in paragraph 6 of the same article of the Law.

1st Paragraph - The choice of the institution or specialized company responsible for the determination of the Economic Value of the Company is of exclusive competence of the General Shareholders' Meeting, as of the presentation, by the Board of Officers, of a triple list, and such deliberation shall, blank votes not being computed to that end, and being each share, irrespective of kind or class, shall carry one vote, be taken by the absolute majority of votes, of the shareholders representative of the Shares on the Market (as defined in the Regulation) present in such shareholders' meeting, which, if installed in the first call, shall count with the presence of shareholders that represent, at least, 20% (twenty per cent) of the total Shares on the Market or, if installed on the second call, may count with the presence of any number of shareholders representative of the Shares on the Market.

2nd Paragraph - The costs for preparation of the appraisal report shall be undertaken in whole by the offering shareholder.

ARTICLE 38 - The situations not provided for in this statute shall be resolved by the Shareholders' Meeting and regulated according to the provisions of Law no 6.404/76.

ARTICLE 39 - The Company, its Shareholders, its Senior Managers (as defined in the Regulation) and the members of the Fiscal Board undertake to resolve, by means of arbitration, any and all dispute or controversy that may arise between them, related to or arising from, specially, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in the Brazilian Corporations' Law, Company's By-Laws, in the rules issued by the National Monetary Council, the Brazilian Central Bank and the Securities Commission, as well the other rules applicable to functioning of the securities market in general, as well as those of the Regulation, BOVESPA's Level 2 Differentiated Corporate Governance Practices and the Arbitration Regulation of the Market Arbitration Chamber.

[Approved at the Annual and Extraordinary Shareholders' Meeting held on April 27, 2011.]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.